Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

Eurasian Minerals Inc. (the "Company")
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2. Date of Material Change

February 22, 2011

Item 3. News Release

A press release dated February 22, 2011 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4. Summary of Material Change

The Company announces that it intends to increase its private placement to CAD$ 16.25 million.

Item 5. Full Description of Material Change

Item 5.1 Full Description of Material Change

Please refer to the press release of the Company disseminated on February 22, 2011, attached hereto.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9. Date of Report

February 22, 2011

Eurasian Minerals Inc.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Minerals Increases Private Placement to CAD $16.25 Million

Vancouver, British Columbia, February 22, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce that it intends to offer up to an additional 3.46 million units ("**Units**") on a best efforts basis to increase its private placement announced February 18, 2011 to 5 million units for gross proceeds of up to CAD $16,250,000. Each Unit, priced at CAD $3.25, will consist of one EMX common share and one-half of one common share purchase warrant. Each whole warrant (a "**Warrant**") will be exercisable over a two-year period to purchase one EMX common share at purchase price of CAD $4.00.

The Company has agreed to pay a fee in respect of subscriptions from investors introduced by eligible finders. The fee will be payable in that number of Units equal to 5% of the number of Units issued pursuant to such subscriptions. In addition, finders will be issued that number of finder warrants equal to 5% of such Units, with each finder warrant being exercisable for two years to acquire one EMX common share for CAD $3.50.

There can be no assurance that the increase in the private placement will be completed as proposed, and it is subject to regulatory approval. The shares, including the shares issuable on exercise of warrants, will be subject to restrictions on transfer for a period of four months from closing.

For further information contact:

David M. Cole
President and Chief Executive Officer
Phone: (303) 979-6666
Email: dave@eurasianminerals.com
Website: www.eurasianminerals.com

Valerie Barlow
Corporate Secretary
Phone: (604) 688-6390
Email: valerie@eurasianminerals.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States *Securities Act of 1933* (the "**U.S. Securities Act**") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

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